Form 20-F
Pasqal Holding SA
filed 2026-09-02
CIK 2119292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 27, 2026

Commission File Number: 001-43463

Pasqal Holding SA
(Exact name of Registrant as specified in its charter)

Not applicable	France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

24, rue Emile Baudot
91120 Palaiseau
France

(Address of principal executive offices)

Dr. Wasiq Bokhari
Chief Executive Officer

c/o Pasqal Holding SA
24, rue Emile Baudot
91120 Palaiseau
France
+33 (0) 7 49 63 73 31

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.02 per share	PSQL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	PSQLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On August 27, 2026, the issuer had 212,293,691 Ordinary Shares, nominal value €0.02 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On August 27, 2026 (the “Closing Date”), Pasqal Holding SA, a société anonyme organized under the laws of the Republic of France and formerly named Bleichroeder Acquisition France Merger Sub 2 (the “Company” or “New Pasqal”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of February 28, 2026 (as amended, the “Business Combination Agreement”), by and among Bleichroeder Acquisition Corp. II, a Cayman Islands exempted company (“Bleichroeder”), Bleichroeder Acquisition France Merger Sub 2, a French société anonyme (“Merger Sub”), and Pasqal Holding SAS, a French société par actions simplifiée (“Legacy Pasqal”), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) the merger of Bleichroeder with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub continuing as the surviving company (the “Bleichroeder Surviving Corporation”); (ii) the merger of Legacy Pasqal with and into the Bleichroeder Surviving Corporation by way of a merger by absorption (fusion-absorption) in accordance with Articles L. 236-1 et seq. of the French Commercial Code, with the Bleichroeder Surviving Corporation continuing as the surviving company and changing its name to “Pasqal Holding SA” (the “Merger” and, together with the Reincorporation Merger, the “Mergers”); and (iii) the listing of the Ordinary Shares and the Warrants for trading on The Nasdaq Stock Market LLC (“Nasdaq”). Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (the “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus, as supplemented (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-296239) (the “Registration Statement”).

On the Closing Date, at the effective time of the Reincorporation Merger, (i) each then issued and outstanding Bleichroeder Class A Ordinary Share (excluding Treasury Shares and Redeeming Shares) and each then issued and outstanding Bleichroeder Class B Ordinary Share was cancelled and automatically converted into one ordinary share of the Bleichroeder Surviving Corporation (each an “Ordinary Share” and, collectively, the “Ordinary Shares”), and (ii) each then issued and outstanding whole warrant to purchase Bleichroeder Class A Ordinary Shares was converted into one warrant to purchase one Ordinary Share on the same terms and conditions existing prior to such conversion (the “Warrants”). At the effective time of the Merger, Legacy Pasqal was dissolved without liquidation (dissolution sans liquidation), together with the completion of a universal transfer of assets and liabilities (transmission universelle de patrimoine) pursuant to which New Pasqal succeeded to all of the rights and obligations of Legacy Pasqal, and, among other things: (a) each then issued and outstanding “Class Seed” ordinary share, common ordinary share, “Class A” ordinary share, “Class B” ordinary share and “Class C” ordinary share of Legacy Pasqal, in each case with a par value of €0.10 per share, was exchanged for Ordinary Shares using an exchange ratio of 22.736 (the “Exchange Ratio”), resulting in the issuance of 200,000,000 Ordinary Shares to the former shareholders of Legacy Pasqal; and (b) each then issued and outstanding equity warrant governed by French law (bons de souscription de parts de créateur d’entreprise) of Legacy Pasqal (the “Rollover BSPCEs”) was assumed by the Company and grants the right to subscribe for Ordinary Shares, with the number of shares adjusted to reflect the Exchange Ratio, on the same terms and conditions (including vesting, exercise period and expiration date) as were applicable immediately prior to the effective time of the Merger.

The Exchange Ratio was derived from the valeur réelle of Legacy Pasqal as a going concern, determined on the basis of a multi-criteria valuation negotiated at arm’s length, and was verified by an independent merger appraiser (commissaire à la fusion) appointed by court order, who reported on the value of the contributions and on the fairness of the exchange ratio.

In connection with the Business Combination, holders of 26,039,602 Bleichroeder Class A Ordinary Shares validly exercised their redemption rights, resulting in aggregate redemption payments of approximately $266,024,836 from the trust account established in connection with Bleichroeder’s initial public offering (the “Trust Account”). After giving effect to such redemptions, approximately $27,689,870 remained in the Trust Account and was released at the Closing. Substantially concurrently with the Closing, the Company consummated the March 2026 Financing, pursuant to which the Company issued $312.5 million aggregate principal amount of Senior Unsecured Convertible Bonds, initially convertible into 26,041,667 Ordinary Shares at an initial conversion price of $12.00 per Ordinary Share, together with 32,552,083 Investment Warrants exercisable at $12.00 per Ordinary Share, for an aggregate subscription price of $250.0 million, reflecting a 20% original issue discount in a private placement.

The Ordinary Shares and the New Pasqal public warrants are traded on Nasdaq under the symbols “PSQL” and “PSQLW,” respectively.

Except as otherwise indicated or required by context, references in this Report to “the Company,” “we”, “us”, or “our” refer to Pasqal Holding SA, a French société anonyme, together with its consolidated subsidiaries following the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report and the documents incorporated by reference herein may constitute “forward-looking statements” for purposes of U.S. federal securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Report and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Report contains forward-looking statements pertaining to our strategy, future operations, financial position, projected costs, prospects and plans. We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	our limited operating history, concentrated customer base and early-stage commercial model, which make it difficult to forecast our future results of operations and funding requirements;

●	the possibility that quantum computing may never become commercially viable or widely adopted, and that our technology roadmap and the anticipated milestones and timing thereof may change;

●	our need for a significant amount of additional capital to pursue our business objectives, risks relating to our outstanding indebtedness and the risk that additional financing may not be available on acceptable terms or at all, which could require us to delay, limit or substantially reduce our development efforts;

●	the risk that our technical roadmap and plans for commercialization involve technology that is still under development and may not become available on the expected timeline or achieve the intended performance level;

●	our ability to scale and adapt our business and existing technology, including our manufacturing capacity, in a timely or cost-effective manner to meet customer and market demand;

●	the effects of competition on our future business;

●	competition in the quantum computing industry on a global scale, including the risk that competitors achieve technological breakthroughs that render our systems obsolete or inferior, and competitive pressures on our pricing;

●	our dependence on relationships with third-party providers, including cloud providers and suppliers of specialized components such as laser systems, and the risk that any disruption of or interference with our use of such providers would adversely affect our business;

●	our reliance on future collaborative partners and our ability to establish and maintain suitable strategic partnerships;

●	our dependence on our ability to attract and retain senior executive leadership and other key employees, including quantum physicists, software engineers and other key technical personnel;

●	our ability to penetrate multiple markets, and the additional regulatory burdens and political, social and geographical risks associated with our international operations and investment commitments in France, the United States, Canada, Saudi Arabia and South Korea;

●	restrictions or delays in changes of control or significant investments in us due to French State influence and French foreign investment regulations, and limitations on shareholder liquidity and transferability of our securities arising therefrom;

●	delays or limitations in our strategic decision-making due to our governance structure and restrictions under French law, including the strategic committee established at the level of Pasqal SAS and the business allocation agreement;

●	our ability to obtain and maintain patent protection for our technology and the risk that the scope of patent protection obtained is not sufficiently broad or robust, including risks arising from license and co-ownership arrangements originating in academic research and from our use of open-source software;

●	cybersecurity, physical hardware and human-related security risks that could result in significant operational disruption, financial loss, legal liability or reputational harm;

●	our dependence on contracts with French and other governmental entities and the European Commission, which are subject to public procurement processes, budgetary constraints and changes in government priorities, and the risk that government grants may be reduced, cancelled or required to be repaid;

●	risks arising from litigation, investigations and regulatory proceedings, including product liability claims and environmental and safety regulation;

●	our status as a foreign private issuer, which exempts us from certain provisions applicable to United States domestic public companies and the additional costs we would incur if that status were lost, and the difficulties investors may face in protecting their interests because we are organized under the laws of France, including limitations on the ability to enforce rights through the U.S. federal courts;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

●	international, national or local economic, social, political or legal conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, including French tax legislation, limitations on the deductibility of interest and on the use of our tax loss carry-forwards, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	the volatility of the market price and liquidity of the Ordinary Shares and the Warrants and our ability to maintain the listing of our Ordinary Shares and Warrants on Nasdaq and operate as a public company;

●	risks relating to any unforeseen liabilities of the Company;

●	restrictions and oversight arising from our governance arrangements with Bpifrance Investissement SAS (“Bpifrance”) and under French law, including the strategic committee of Pasqal SAS and the business allocation agreement;

●	failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum advantage;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy; and

●	the need to obtain required approvals from regulatory authorities, including under French foreign investment control and applicable export control regimes.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Report and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference and our filings with the U.S. Securities and Exchange Commission (www.sec.gov). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, the perceived benefits of the Business Combination; the effects of the Business Combination on Legacy Pasqal; assumptions that none of the risks identified in the Proxy Statement/Prospectus materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding our directors and executive officers upon consummation of the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of New Pasqal Following the Business Combination” and is incorporated herein by reference.

The business address for each of our directors and executive officers is 24, rue Emile Baudot, 91120 Palaiseau, France.

B. Advisers

Orrick, Herrington & Sutcliffe LLP has acted as counsel to Legacy Pasqal with respect to U.S. and French law and will continue to act as our counsel with respect to U.S. and French law following the completion of the Business Combination.

C. Auditors

Prior to the consummation of the Reincorporation Merger, Bleichroeder owned substantially all of the outstanding share capital of Bleichroeder Acquisition France Merger Sub 2 and, as such, the consolidated financial statements of Bleichroeder included the accounts of Bleichroeder and its subsidiary Bleichroeder Acquisition France Merger Sub 2.

PricewaterhouseCoopers Audit, the independent registered public accounting firm for Legacy Pasqal, has audited the consolidated financial statements of Pasqal SAS as of and for the years ended December 31, 2025 and December 31, 2024 and is expected to be New Pasqal’s auditor for the year ending December 31, 2026. The address of PricewaterhouseCoopers Audit is 63 rue de Villiers, 92208 Neuilly sur Seine, France.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth our capitalization on an unaudited pro forma combined basis as of December 31, 2025, after giving effect to the Business Combination and the related transactions, and should be read together with the unaudited pro forma combined financial information of the Company as of and for the year ended December 31, 2025, prepared in accordance with Article 11 of SEC Regulation S-X and attached as Exhibit 15.1 to this Report.

	Legacy Pasqal (Historical)	Pro Forma Combined
	(in thousands)
Cash and cash equivalents	€73,762	€343,758
Equity
Share capital	€715	€4,246
Share premium	70,158	347,741
Accumulated deficit	(32,533)	(32,533)
Other reserves	49,601	63,509
Loss for the year	(92,355)	(418,089)
Total equity	(4,415)	(35,127)
Debt
Borrowings - current	105,164	2,886
Borrowings – non-current (1)	7,640	286,169
Warrant liabilities (2)	—	124,254
Total debt	112,804	413,309
Total Capitalization	€108,389	€378,182

(1)	Includes €7.6 million of historical borrowings of Legacy Pasqal and €278.5 million fair value of the Senior Unsecured Convertible Bonds issued in connection with the consummation of the March 2026 Financing substantially concurrently with the Closing.
(2)	Includes €24.5 million fair value of Bleichroeder warrants issued in connection with Bleichroeder's initial public offering and €99.8 million fair value of the Investment Warrants issued in connection with the consummation of the March 2026 Financing substantially concurrently with the Closing.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section entitled “Risk Factors”, which is incorporated herein by reference.

The following risk factors will replace the risk factors in the Proxy Statement/Prospectus titled “Foreign investment regulations may restrict or delay future changes in control or significant acquisitions of Pasqal” and “Pasqal may face limitations on shareholder liquidity and transferability of its securities due to French State interests and regulatory requirements”.

Foreign investment regulations may restrict or delay future changes in control or significant acquisitions of Pasqal.

Pasqal operates under a group structure that is subject to French foreign investment regulations, particularly in sectors deemed sensitive such as quantum technology and defense. Under French law, the direct or indirect acquisition of a significant interest in Pasqal by non-EU persons or entities (or by multiple non-EU acquirers acting in concert) is subject to prior authorization by the French Ministry of the Economy. These regulations are intended to protect French national interests and may apply to any future takeover, significant acquisition of its shares, or change of control involving Pasqal, provided the acquirers are non-EU entities.

Accordingly, any attempt by a non-EU investor (or by multiple non-EU acquirers acting in concert) to acquire a controlling stake or to cross the threshold of 10% or more of the voting rights may be delayed, restricted, or even prohibited by the French authorities. If a non-EU investor acquires 10% or more of Pasqal’s voting rights, without the prior authorization of the French Ministry of the Economy, such acquisition may be considered null and void under French law or such investor may lose its voting rights and/or rights to any dividends and be subject to fines or other criminal and civil liabilities. These restrictions may limit the ability of shareholders to freely transfer their shares or to effect a change of control, and may adversely affect the market value and liquidity of Pasqal’s securities.

Depending on where it operates, Pasqal may, in the future, also be subject to foreign investment regulations in other countries, with comparable consequences.

Pasqal may face limitations on shareholder liquidity and transferability of its securities due to French State interests and regulatory requirements.

Following the implementation of Regulation (EU) 2019/452 of 19 March 2019, the scope of French foreign investment screening has been expanded to cover additional economic sectors. Prior authorization from the French Minister of Economy is required for investments in companies that (i) participate in the exercise of public authority, even occasionally, (ii) may affect public order, public security or national defense interests, or (iii) are engaged in the research, production or trade of arms, ammunition, explosives or related materials.

Due to the presence of French State interests and the application of French foreign investment regulations, shareholders in Pasqal may face significant restrictions on the transfer of their shares or on the ability to effect a change of control. In particular, under the French foreign investment control regime, the direct or indirect acquisition by a non-EU acquirer (or by multiple non-EU acquirers acting in concert) of 10% or more of the voting rights of Pasqal, requires the prior authorization of the French Ministry of the Economy. This approval process may be lengthy, subject to conditions, or even denied, depending on the nature of the acquirer and the strategic importance of Pasqal’s business activities. See “Risk Factors — Risks Related to Litigation and Government Regulation — Foreign investment regulations may restrict or delay future changes in control or significant acquisitions of Pasqal.”

These restrictions may result in delays or prevent certain transactions from being completed, and may be outside the control of Pasqal or its shareholders. As a result, the liquidity and market value of Pasqal’s securities may be adversely affected, and shareholders may be unable to realize the full value of their investment or to exit their position in a timely manner. Furthermore, these regulatory requirements may limit Pasqal’s ability to attract new investors, pursue certain strategic transactions, or respond flexibly to changes in its shareholder base.

Depending on where its activities will develop, Pasqal may, in the future, also be subject to foreign investment regulations in other countries, with comparable consequences.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See the section entitled “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section entitled “Information About Legacy Pasqal” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections entitled “Questions and Answers About the Business Combination”, “The Business Combination Proposal,”, the “Business Combination Agreement”, “Certain Agreements Related to the Business Combination” and “Description of New Pasqal’s Securities”, each of which are incorporated herein by reference.

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer” as defined in Rule 405 under the Securities Act, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F within four months of the close of each fiscal year ended December 31 containing financial statements audited by an independent registered public accounting firm, and to furnish reports on Form 6-K relating to certain material events. The SEC also maintains a website at https://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.

The Company was incorporated as a société anonyme under the laws of the Republic of France on May 19, 2026 under the name Bleichroeder Acquisition France Merger Sub 2 and is registered with the Trade and Companies Register of Paris under number 105 098 180. In connection with the Merger, the Company changed its name to “Pasqal Holding SA.” The mailing address of our principal executive office is 24, rue Emile Baudot, 91120 Palaiseau, France. Our telephone number is +33 (0) 7 49 63 73 31. Our website is https://www.pasqal.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding our business is included in the Proxy Statement/Prospectus, under the sections entitled “Information About Legacy Pasqal” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Pasqal,” each of which is incorporated herein by reference.

On August 24, 2026, Pasqal announced a memorandum of understanding with Eleven Ventures, a Kingdom of Saudi Arabia based investment platform and venture capital firm, to establish a commercial joint venture to deploy, commercialize and scale our quantum computing systems across the Kingdom of Saudi Arabia and the wider region. The joint venture is intended to deploy and operate our neutral-atom systems in the Kingdom, to bring our offerings to market for customers in the Kingdom and the wider region, and to develop local talent and expertise. In connection with the arrangement, HRH Abdulaziz bin Turki bin Talal Al Saud, the founder of Eleven Ventures, is expected to be appointed as Chairman of the Board of the joint venture entity, Pasqal Arabia.

The establishment of the joint venture remains subject to the approval of our board of directors and to the negotiation and execution of definitive agreements between the parties. Accordingly, there can be no assurance that definitive agreements will be entered into on the terms currently contemplated, or at all, or that the joint venture will be established or achieve the results currently anticipated.

On August 12, 2026, we entered into a research collaboration agreement with King Abdulaziz City for Science and Technology (“KACST”), represented by its National Center for Quantum Technologies, to advance research and development across multiple domains of quantum technology and to enhance quantum cryptography readiness in the Kingdom of Saudi Arabia. Under the agreement, our neutral-atom quantum processing technology and cloud services will be paired with KACST’s national research infrastructure to develop, test and validate quantum-safe cryptographic solutions, with the work to be carried out at the National Center for Quantum Technologies. Quantum cryptography is the first focus area of what the parties intend to be a broader multi-year research program, and the parties have expressed a shared objective of ultimately bringing commercial offerings to the Saudi market. The agreement complements our other activities in the Kingdom, including our deployment of QPUs with Saudi Arabian Oil Company.

The research collaboration agreement does not obligate either party to enter into any commercial arrangement, and there can be no assurance that the collaboration will result in commercially viable products or offerings, that any future phases of the research program will be agreed, or that we will realize the anticipated benefits of the collaboration.

C. Organizational Structure

A description of the organizational structure of the Company is included in the Proxy Statement/Prospectus in the section entitled “Summary of the Proxy Statement/Prospectus—Organizational Structure” which is incorporated herein by reference. For more information regarding our subsidiaries, see "Exhibit 8.1-List of subsidiaries of Pasqal Holding SA"

D. Property, Plants and Equipment

Information regarding our facilities is included in the Proxy Statement/Prospectus under the section entitled “Information About Legacy Pasqal—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Legacy Pasqal, whose operations comprise our ongoing operations following the Business Combination, is included in the Proxy Statement/Prospectus under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Pasqal,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding our directors and executive officers after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of New Pasqal Following the Business Combination” and is incorporated herein by reference.

B. Compensation

Except as described below, information regarding the compensation of the directors and executive officers of the Company is included in the Proxy Statement/Prospectus under the section entitled “Executive Compensation” and is incorporated herein by reference.

C. Board Practices

Information regarding our board of directors following the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of New Pasqal Following the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section entitled “Information About Legacy Pasqal – Employees and Human Capital Resources” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth information known to us regarding the actual beneficial ownership of the Ordinary Shares by:

●	each person who is the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our current directors and named executive officers; and

●	all of our directors and officers, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Ordinary Shares subject to Rollover BSPCEs, options, Warrants, Investment Warrants, Senior Unsecured Convertible Bonds or other rights held by that person that are currently exercisable or convertible, or will become exercisable or convertible within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of the Company is based on 212,293,691 Ordinary Shares issued and outstanding as of September 1, 2026 after giving effect to the Business Combination and after giving effect to redemptions by Bleichroeder’s public shareholders in connection with the consummation of the Business Combination. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all Ordinary Shares subject to the Rollover BSPCEs, options, Warrants, Investment Warrants and Senior Unsecured Convertible Bonds held by the person that are currently exercisable or convertible or exercisable or convertible within 60 days of September 1, 2026. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The table excludes the potential dilutive effect of 17,333,333 Ordinary Shares issuable upon exercise of the Warrants, 32,703,460 Ordinary Shares underlying the Rollover BSPCEs and assumed options, 26,041,667 Ordinary Shares issuable upon conversion of the Senior Unsecured Convertible Bonds and 32,552,083 Ordinary Shares issuable upon exercise of the Investment Warrants, in each case other than as reflected in the footnotes below.

Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. To our knowledge, none of the Ordinary Shares beneficially owned by any executive officer or director have been pledged as security. Unless otherwise indicated, the address of each shareholder named below is c/o Pasqal Holding SA, 24, rue Emile Baudot, 91120 Palaiseau, France.

	Ordinary Shares	% of total Ordinary Shares
Directors and Executive Officers(1):
Dr. Loïc Henriet(2)	4,283,671	2.0%
Dr. Wasiq Bokhari(3)	6,555,762	3.0%
Georges-Olivier Reymond(4)	22,231,152	10.5%
Stéphane Rougeot	—	*
Barbara Dalibard	—	*
Michel Combes(5)	4,011,667	1.9%
Andrew Gundlach(6)	4,011,666	1.9%
Michael Blitzer	—	*
Alain Aspect(8)	973,107	*
Nicolas Berdou(9)	—	*
Jean Raby	—	*
All Directors and Executive Officers as a Group (eleven individuals)	42,067,025	18.7%

5.0% or Greater Beneficial Owners:
Investiqo SAS(10)	12,382,286	5.8%
Entities affiliated with Quantonation (11)	24,448,402	11.5%
Runa Capital Fund III, L.P.(12)	18,961,944	8.9%
Entities affiliated with Bpifrance Investissement S.A.S.(13)	24,480,841	11.4%
Entities affiliated with Temasek (14)	11,873,655	5.6%
EIC Fund(15)	14,510,094	6.8%
Inflection Point(7)	15,890,625	7.0%

*	Indicates beneficial ownership of less than 1% of our outstanding Ordinary Shares.
(1)	Unless otherwise indicated, the business address of each director and executive officer is 24, rue Emile Baudot, 91120 Palaiseau, France.
(2)

Consists of (i) 1,034,244 New Pasqal Ordinary Shares and (ii) an aggregate of 3,249,427 New Pasqal Ordinary Shares underlying (i) 135,987 BSPCEs that are vested and exercisable as of the date hereof plus (ii) 6,932 BSPCEs that will become vested and exercisable within 60 days, with each BSPCE exercisable for a number of New Pasqal Ordinary Shares equal to the Exchange Ratio. Upon consummation of the Business Combination and pursuant to the Business Combination Agreement, Dr. Henriet acquired 332,753 BSPCEs exercisable for an aggregate of 7,565,520 New Pasqal Ordinary Shares, with the following vesting schedule:(i) 1,946 BSPCEs vesting on a monthly basis between July 1, 2024, and July 1, 2028, (ii) 1,442 BSPCEs vesting on a monthly basis between January 1, 2025, and January 1, 2029, and (iii) 3,544 BSPCEs vesting on a monthly basis between July 1, 2025, and July 1, 2029.

(3)

Consists of an aggregate of 6,555,762 New Pasqal Ordinary Shares underlying (i) 274,476 BSPCEs that are vested and exercisable as of the date hereof plus (ii) 13,865 BSPCEs that will become vested and exercisable within 60 days, with each BSPCE exercisable for a number of New Pasqal Ordinary Shares equal to the Exchange Ratio. Upon consummation of the Business Combination and pursuant to the Business Combination Agreement, Dr. Bokhari acquired 665,507 BSPCEs exercisable for an aggregate of 15,131,063 New Pasqal Ordinary Shares, with the following vesting schedule: (i) 4,100 BSPCEs vesting on a monthly basis between July 1, 2024, and July 1, 2028, (ii) 2,885 BSPCEs vesting on a monthly basis between January 1, 2025, and January 1, 2029, and (iii) 6,880 BSPCEs of vesting on a monthly basis between July 1, 2025, and July 1, 2029.

(4)

Consists of 22,231,152 New Pasqal Ordinary Shares, consisting of (i) 22,185,680 New Pasqal Ordinary Shares and (ii) 45,472 New Pasqal Ordinary Shares underlying 2,000 BSPCEs that are vested and exercisable as of the date hereof. Upon consummation of the Business Combination and pursuant to the Business Combination Agreement, Mr. Reymond acquired 8,000 BSPCEs exercisable for an aggregate of 181,889 New Pasqal Ordinary Shares, vesting annually in four equal installments between March 15, 2026 and March 15, 2029.Mr. Reymond has sole voting and dispositive power over the New Pasqal Ordinary Shares disclosed herein.

(5)

The shares disclosed for Mr. Combes are held of record by MC Advisory LLC- FZ, consisting of (1) 2,511,667 New Pasqal Ordinary Shares and (2) 1,500,000 New Pasqal Ordinary Shares underlying 1,500,000 New Pasqal Warrants that were formerly Bleichroeder private placement warrants. Michel Combes is the manager of MC Advisory L.L.C-FZ and holds sole voting and investment discretion with respect to the ordinary shares held of record by MC Advisory LLC- FZ.

(6)	The shares disclosed for Mr. Gundlach consist of (A) 50,233 New Pasqal Ordinary Shares and 30,000 New Pasqal Ordinary Shares underlying 30,000 New Pasqal Warrants that were formerly Bleichroeder private placement warrants held in his personal capacity and (B) 2,461,433 New Pasqal Ordinary Shares and 1,470,000 New Pasqal Ordinary Shares underlying 1,470,000 New Pasqal Warrants that were formerly Bleichroeder private placement warrants held of record by ASG 2019 IRRV TR. Mr. Gundlach holds sole voting and investment discretion with respect to the ordinary shares held of record by ASG 2019 IRRV TR.
(7)

Shares are held of record by Inflection Point Fund I LP, or Inflection Point. Consists of (i) 2,000,000 New Pasqal Ordinary Shares, (ii) 1,000,000 New Pasqal Ordinary Shares underlying New Pasqal Warrants that were formerly Bleichoeder private placement warrants, (iii) 5,729,167 shares of New Pasqal Ordinary Shares estimated to be issued to Inflection Point Fund pursuant to the terms of the Senior Unsecured Convertible Bond it holds, at the initial conversion price of $12.00, (ii) 7,161,458 shares of New Pasqal Ordinary Shares issuable upon exercise of the Investment Warrants. Inflection Point Asset Management LLC and Inflection Point GP I LLC are the investment manager and general partner, respectively, of Inflection Point. Voting and dispositive power over securities beneficially owned by Inflection Point are vested in an investment committee of three members, including Michael Blitzer, a director of New Pasqal, Kevin Shannon, who assisted New Pasqal with the Business Combination, and a third individual who does not have, and has not had during the past three years, any relationship with New Pasqal or any of its predecessors or affiliates. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities.

(8)	Consists of 973,107 New Pasqal Ordinary Shares acquired by Mr. Aspect in the Business Combination. Mr. Aspect has sole voting and dispositive power over the New Pasqal Ordinary Shares disclosed herein.
(9)	Mr. Berdou does not beneficially own any New Pasqal Ordinary Shares in his individual capacity. Mr. Berdou serves on the New Pasqal Board as the permanent representative (représentant permanent) of Bpifrance, the legal entity (personne morale) designated as a director. Mr. Berdou disclaims beneficial ownership of the New Pasqal Ordinary Shares beneficially owned by the entities affiliated with Bpifrance described herein.
(10)	Investiqo SAS is a French société par actions simplifiée having its registered office located at 7, avenue de la Grande Armée – 75116 Paris, registered with the Paris Trade and Companies Register under the number 848 432 134, represented by Mr. Christophe Jurczak. Investiqo SAS has sole voting and dispositive power over the New Pasqal Ordinary Shares disclosed herein.
(11)

Consists of (i) 21,924,691 shares held by QUANTONATION 1, a French fonds professionnel de capital investissement having its registered office located at 58, rue d’Hauteville – 75010 Paris under registration with the French Market Authority under number GP-202211 and represented by Quantonation Ventures SAS, a French société par actions simplifiée having its registered office located at 58, rue d’Hauteville – 75010 Paris, registered with the Paris Trade and Companies Register under number 849 813 522, itself represented by Mr. Olivier Tonneau, in which QUANTONATION 1 has sole voting and dispositive power over such New Pasqal Ordinary Shares, (ii) 322,853 New Pasqal Ordinary Shares held by Quantonation Co-Investment SPV I, LLC and (iii) 2,200,858 New Pasqal Ordinary Shares held by FPCI Quantonation Co-Investment SPV II, LLC.

(12)	Runa Capital Fund III, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands,, having its registered office at 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1102, Cayman Islands, whose identification number is HS-100958.Runa Capital Fund III, L.P. is represented by its general partner Runa Capital III (GP) who has the sole voting and dispositive power over the New Pasqal Ordinary Shares disclosed herein. All investment and voting decisions relating to the New Pasqal Ordinary Shares by Runa Capital III (GP). are made by its investment committee. The investment committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev. Voting and investment decisions of the investment committee requires an affirmative vote of at least three of the foregoing individuals. Accordingly, none of the individuals is deemed a beneficial owner of the New Pasqal Ordinary Shares under the so-called “rule of three”.

(13)

Consists of (x) 15,936,582 New Pasqal Ordinary Shares held by FPS Fonds Innovation Défense and (y) 6,200,510 New Pasqal Ordinary Shares held by FPS Bpifrance Innovation I, Compartiment B Large Venture 2 (together, the “Bpifrance Funds”). Each of the Bpifrance Funds is a French fonds d’investissement professionnel spécialisé, represented by its management company, Bpifrance Investissement S.A.S., a French société par actions simplifiée having its registered office located at 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, registered with the Créteil Trade and Companies Registry under number 433 975 224. Bpifrance Investissement S.A.S., as management company of each of the Bpifrance Funds, has sole voting and dispositive power over the New Pasqal Ordinary Shares disclosed herein and may be deemed to beneficially own such shares. Bpifrance Investissement S.A.S. is a wholly-owned subsidiary of Bpifrance Participations, which is itself a wholly-owned subsidiary of Bpifrance S.A., which is jointly controlled by the French State and the Caisse des Dépôts et Consignations, each having its principal business address at 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The shares reported for the Bpifrance Funds also include (i) 1,041,666 New Pasqal Ordinary Shares estimated to be issued to FPS Bpifrance Innovation I, Compartiment B Large Venture 2 pursuant to the terms of the Senior Unsecured Convertible Bonds it holds, at the initial conversion price of $12.00, and (ii) 1,302,083 New Pasqal Ordinary Shares issuable upon exercise of the Investment Warrants it holds. Bpifrance has the right to designate one member of the New Pasqal Board which right was documented in the Bpifrance Board Representation Letter entered into at the Closing. The board seat designated by Bpifrance is held by a legal entity (personne morale), which, in accordance with French law, has appointed Nicolas Berdou as its permanent representative (représentant permanent), whose business address is 6-8, Boulevard Haussmann, 75009 Paris, France.

(14)	Consists of (i) 10,504,462 New Pasqal Ordinary Shares held by Franklin Investments Pte. Ltd. (“Franklin”), a Singaporean private company limited by shares with unique entity number (UEN) 201628627C and a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”) by which Temasek may be deemed to beneficially own the shares held by Franklin by virtue of its ownership and control of Franklin and (ii) 1,369,193 New Pasqal Ordinary Shares held by Rosa Investments Pte. Ltd., a wholly-owned subsidiary of Temasek. The address of each entity is 60B Orchard Road, #06-18 The Atrium@Orchard, Singapore 238891.
(15)

Alter Domus Management Company S.A. serves as the alternative investment fund manager of EIC Fund. The principal business address of EIC Fund is 15, Boulevard Friedrich Wilhelm Raiffeisen, L-2411 Luxembourg. EIC Fund has the right to designate one member of the New Pasqal Board, which right was documented in the EIC Board Representation Letter entered into at the Closing. The board seat designated by EIC Fund is initially held by Jean Raby.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the sections entitled “Certain Relationships and Related Party Transactions” and “Certain Agreements Related to the Business Combination” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None/Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows. There is no material litigation, arbitration or governmental proceeding currently pending against us or any member of our management team in their capacity as such.

Dividend Policy

Information regarding New Pasqal’s policy on dividends is included in the Proxy Statement/Prospectus under the section entitled “Description of New Pasqal’s Securities” and in “Risk Factors-- It is not expected that Pasqal will pay dividends in the foreseeable future after the Business Combination” and is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and the New Pasqal Warrants are listed on Nasdaq under the symbols “PSQL” and “PSQLW,” respectively. Holders of Ordinary Shares and New Pasqal Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or the New Pasqal Warrants will remain listed on Nasdaq. If New Pasqal fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or the New Pasqal Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares and/or the New Pasqal Warrants will likely affect their liquidity and could inhibit or restrict the ability of New Pasqal to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Proxy Statement/Prospectus under the section entitled “Shares Eligible for Future Sale” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and the New Pasqal Warrants are listed on Nasdaq under the symbols “PSQL” and “PSQLW,” respectively. There can be no assurance that the Ordinary Shares and/or the New Pasqal Warrants will remain listed on Nasdaq. If New Pasqal fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or the New Pasqal Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares and/or the New Pasqal Warrants will likely affect their liquidity and could inhibit or restrict the ability of New Pasqal to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, there were 212,293,691 Ordinary Shares outstanding. All shares presently issued are fully paid. In connection with the Business Combination, Bleichroeder shareholders approved a delegation of authority to the New Pasqal Board, to (i) increase or decrease New Pasqal’s authorized share capital, for a period of up to twenty-six (26) months following the Closing, and (ii) reduce the par value of the New Pasqal Ordinary Shares, for a period of up to twelve (12) months following the Closing, in each case subject to applicable French law and the limitations set forth in the New Pasqal Articles of Association.

Additionally, there were 17,333,333 New Pasqal Warrants outstanding, each of which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

In connection with the transactions contemplated by the Business Combination, Bleichroeder and Merger Sub entered into a Securities Purchase Agreement with certain Investors pursuant to which the Investors agreed to subscribe for $312.5 million aggregate principal amount of Senior Unsecured Convertible Bonds convertible into New Pasqal Ordinary Shares and Investment Warrants to subscribe up to a number of New Pasqal Ordinary Shares equal to 125% of the total number of New Pasqal Ordinary Shares into which the Senior Unsecured Convertible Bonds are initially convertible. Based on the initial conversion price of $12.00, the Senior Unsecured Convertible Bonds are initially convertible into an aggregate of 26,041,667 New Pasqal Ordinary Shares and the Investment Warrants are immediately exercisable for an aggregate of 32,552,083 New Pasqal Ordinary Shares, each subject to adjustment as detailed in the Securities Purchase Agreement.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of New Pasqal’s Securities”, “The Governing Documents Proposal” and “The Advisory Governing Documents Proposals” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of our articles of association (statuts) and the New Pasqal Board Internal Regulations is included in the Proxy Statement/Prospectus under the sections entitled “Description of New Pasqal’s Securities”, “The Business Combination Agreement-Management of New Pasqal”, “Advisory Governing Documents Proposals”, the “Governing Documents Proposal”, and “Comparison of Shareholders’ Rights” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections entitled “The Business Combination Proposal,” “Certain Agreements Related to the Business Combination”, “Information about Legacy Pasqal” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Pasqal” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

E. Taxation

Information regarding (i) certain U.S. federal income tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section entitled “Material U.S. Federal Income Tax Considerations” and (ii) certain French tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section entitled “French Tax Considerations,” and is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding New Pasqal’s policy on dividends is included in the Proxy Statement/Prospectus under the section entitled “Description of New Pasqal’s Securities” and in “Risk Factors-- It is not expected that Pasqal will pay dividends in the foreseeable future after the Business Combination” and is incorporated herein by reference. New Pasqal has not identified a paying agent.

Continental Stock Transfer & Trust Company ceased serving as Transfer Agent and Warrant Agent for Bleichroeder in connection with the consummation of the Business Combination, and Computershare Inc. now serves as transfer agent and warrant agent for the New Pasqal Ordinary Shares and New Pasqal Warrants.

G. Statement by Experts

The consolidated financial statements of Pasqal SAS and its subsidiaries incorporated in this Form 20-F by reference to Pasqal Holding SA’s Proxy Statement/Prospectus dated August 5, 2026, as supplemented, have been so incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bleichroeder Acquisition Corp. II at December 31, 2025, and for the period from August 27, 2025 (inception) through December 31, 2025, appearing in the Proxy Statement/Prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in its report thereon and have been incorporated by reference herein in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and Reports on Form 6-K. The SEC maintains a website at https://www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our Reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is https://www.pasqal.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Documents concerning the Company referred to in this Report may be inspected at our registered office at 24, rue Emile Baudot, 91120 Palaiseau, France.

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Pasqal—Quantitative and Qualitative Disclosures About Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding the New Pasqal Warrants, Rollover BSPCEs, Senior Unsecured Convertible Bonds and Investment Warrants is included in the Proxy Statement/Prospectus under the section entitled “Description of New Pasqal’s Securities” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Pasqal SAS as of and for the years ended December 31, 2025 and December 31, 2024, and the related notes thereto are incorporated by reference to pages F-41 to F-97 of the Proxy Statement/Prospectus.

The audited financial statements of Bleichroeder Acquisition Corp. II as of December 31, 2025 and for the period from August 27, 2025 (inception) through December 31, 2025, and the related notes thereto, are incorporated by reference to pages F-22 to F-40 of the Proxy Statement/Prospectus.

The unaudited condensed consolidated financial statements of Bleichroeder Acquisition Corp. II are incorporated by reference to pages F-2 to F-21 of the Proxy Statement/Prospectus and pages 1-20 in the Quarterly Report on Form 10-Q filed by Bleichroeder Acquisition Corp. II with the SEC on August 13, 2026, respectively.

The unaudited pro forma condensed combined financial statements of New Pasqal are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Articles of Association (Statuts) of Pasqal Holding SA, dated August 27, 2026 (English translation).
1.2*	Internal Regulations of the Board of Directors of Pasqal Holding SA, dated August 28, 2026.
2.1	Warrant Agreement, dated January 7, 2026, between Continental Stock Transfer & Trust Company and Bleichroeder Acquisition Corp. II (incorporated by reference to Exhibit 4.1 to Bleichroeder Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on January 9, 2026).
2.2*	Warrant Amendment Agreement, dated August 27, 2026, by and among Pasqal Holding SA, Computershare Inc., Computershare Trust Company, N.A. and Continental Stock Transfer & Trust Company.
2.3*	Terms and Conditions of the Senior Unsecured Convertible Bonds of Pasqal Holding SA.
2.4*	Terms and Conditions of the Investment Warrants of Pasqal Holding SA.
4.1†	Business Combination Agreement, dated as of February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and Pasqal Holding SAS (incorporated by reference to Exhibit 2.1 to Bleichroeder Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on March 5, 2026).
4.2†	Amendment No. 1 to the Agreement and Plan of Merger and Assignment and Assumption Agreement, dated as of May 26, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition France Merger Sub 2, Bleichroeder Acquisition 2 France and Pasqal Holding SAS (incorporated by reference to Annex A-1 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.3†	Amendment No. 2 to the Agreement and Plan of Merger, dated as of June 25, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition France Merger Sub 2, Bleichroeder Acquisition 2 France and Pasqal Holding SAS (incorporated by reference to Annex A-2 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.4†	Amendment No. 3 to the Agreement and Plan of Merger, dated as of July 22, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition France Merger Sub 2 and Pasqal Holding SAS (incorporated by reference to Annex A-3 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).

Exhibit Number	Description
4.5†	Reincorporation Plan of Merger, by and between Bleichroeder Acquisition Corp. II and Bleichroeder Acquisition France Merger Sub 2 (incorporated by reference to Annex B to the Company’s proxy statement/prospectus supplement no. 1 filed pursuant to Rule 424(b)(3) on August 14, 2026 (File No. 333-296239)).
4.6(a)†	French Merger Agreement (Traité de Fusion-Absorption), by and between Bleichroeder Acquisition France Merger Sub 2 and Pasqal Holding SAS (English translation) (incorporated by reference to Annex C to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.6(b)*†	Amendment No. 1 to the French Merger Agreement, by and between Bleichroeder Acquisition France Merger Sub 2 and Pasqal Holding SAS (English translation) dated July 27, 2026
4.7	Sponsor Support Agreement, dated as of February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, Bleichroeder Sponsor 2 LLC and the other parties thereto (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.8*†	Company Support Agreement, dated as of February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and the supporting shareholders of Pasqal Holding SAS party thereto
4.9†	Form of Lock-Up Agreement by and among Pasqal Holding SA, Bleichroeder Sponsor 2 LLC and the shareholders, directors and officers party thereto (incorporated by reference to Annex F to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.10*†	Amended and Restated Registration Rights Agreement, dated August 27, 2026, by and among Pasqal Holding SA, Bleichroeder Sponsor 2 LLC and the other holders party thereto.
4.11†	Securities Purchase Agreement, dated as of March 4, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and the investors party thereto (incorporated by reference to Exhibit 10.5 to Bleichroeder Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on March 5, 2026).
4.12†	Amendment No. 1 to Securities Purchase Agreement, dated as of May 23, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, Inflection Point Fund I, LP and the other purchasers party thereto (incorporated by reference to Exhibit 10.1 to Bleichroeder Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on May 26, 2026).
4.13*	Letter Agreement Relating to Board Representation Rights, dated August 27, 2026, by and between Pasqal Holding SA and Bpifrance.
4.14*	Letter Agreement Relating to Board Representation Rights, dated August 27, 2026, by and between Pasqal Holding SA and EIC Fund.
4.15*	Letter Agreement Relating to Board Observer Rights, dated August 27, 2026, by and between Pasqal Holding SA and MC Advisory.
4.16	Business Allocation Agreement, dated as of July 16, 2026, by and between Pasqal Holding SAS and Pasqal SAS (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.17	Form of Indemnification Agreement between Pasqal Holding SA and each of its directors and executive officers (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.18*#	Pasqal Holding SA 2026 Restricted Stock Units Plan and related form agreements
4.19#	Pasqal Holding SA 2026 BSPCE Plan and related form agreements (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.20#	Pasqal Holding SA 2026 Options Plan and related form agreements (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.21*#	Corporate Mandate Agreement (Contrat de Mandat Social), by and between Pasqal Holding SA and Wasiq Bokhari (English translation).
4.22#	Corporate Mandate Agreement (Contrat de Mandat Social), dated as of July 22, 2026, by and between Pasqal SAS and Loïc Henriet (English translation) (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).

Exhibit Number	Description
4.23#	Employment Agreement (Contrat à Durée Indéterminée), dated as of June 19, 2026, by and between Pasqal Holding SA and Stéphane Rougeot (English translation) (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.24#	Form of Legacy Pasqal BSPCE plan for Wasiq Bokhari (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.25#	Form of Legacy Pasqal BSPCE plan for Loic Henriet (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.26#	Form of Legacy Pasqal BSPCE plans for employees. (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.27#	Form of Share Appreciation Rights concluded in 2025 with Pasqal and its subsidiary (as amended) (incorporated by reference to Exhibit 10.15a to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.28#	Form of Share Appreciation Rights concluded in 2025 with Pasqal (as amended) (incorporated by reference to Exhibit 10.15b to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.29#	Form of Share Appreciation Rights concluded in 2022 with Pasqal and its subsidiary (as amended) (incorporated by reference to Exhibit 10.16a to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.30#	Form of Share Appreciation Rights concluded in 2025 with Pasqal and its subsidiary (as amended) (incorporated by reference to Exhibit 10.16b to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.31#	Form of Share Appreciation Rights concluded in 2025 with Pasqal (as amended) (incorporated by reference to Exhibit 10.16c to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.32	Commercial Lease Agreement (Bail Commercial) entered into between JMB DEVELOPPEMENT and Pasqal SAS on December 21, 2023, as amended. (English translation) (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4, as amended (File No. 333-296239)).
4.33*†	Company Support Agreement, dated as of February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and FPS Fonds Innovation Défense
8.1*	List of subsidiaries of Pasqal Holding SA.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information.
15.2*	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm of Pasqal SAS.
15.3*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Bleichroeder Acquisition Corp. II.

*	Filed herewith.
#	Indicates management contract or compensatory plan or arrangement.
†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Pasqal Holding SA

September 2, 2026	By:	/s/ Wasiq Bokhari
	Name:	Dr. Wasiq Bokhari
	Title:	Chief Executive Officer